
03025178

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
181
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

COMMISSION FILE NO. 1-4825


PROCESSED
JUL 0 1 2003
THOMSON FINANCIAL

WEYERHAEUSER COMPANY 401(K) PLAN FOR FORMER MACMILLAN BLOEDEL HOURLY EMPLOYEES

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

CRGH

Financial Statements and Exhibits

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 together with report of Independent Auditors.

Exhibits: Consent of Independent Auditors

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
401(K) PLAN FOR FORMER
MACMILLAN BLOEDEL HOURLY
EMPLOYEES

By: 

R. A. Dowdy
Member
Retirement Committee

June 26, 2003
Date



801 Second Avenue
Suite 900
Seattle, WA 98104

Independent Auditors' Consent

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-53010) on Form S-8 of Weyerhaeuser Company of our report dated June 26, 2003, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees.

KPMG LLP

Seattle, Washington
June 26, 2003



KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

EXHIBIT (99.2)
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven J. Hillyard, Vice President and Chief Accounting Officer of Weyerhaeuser Company, in my capacity as the financial officer who oversaw preparation of the Report, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Steven J. Hillyard
Vice President and Chief Accounting Officer
Weyerhaeuser Company

Date: June 26, 2003

EXHIBIT (99.1)
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Taggart, in my capacity as Chairman of the Weyerhaeuser Company Retirement Committee, which administers the Plan, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Richard J. Taggart
Chairman
Weyerhaeuser Company Retirement Committee

Date: June 26, 2003

WEYERHAEUSER COMPANY 401(k) PLAN FOR FORMER MACMILLAN BLOEDEL HOURLY EMPLOYEES

Financial Statements
As of December 31, 2002 and 2001
Together with Independent Auditors' Report



801 Second Avenue
Suite 900
Seattle, WA 98104

WEYERHAEUSER COMPANY 401(k) PLAN FOR FORMER MACMILLAN BLOEDEL HOURLY EMPLOYEES

Independent Auditors' Report

To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Seattle, Washington,
June 26, 2003



KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

WEYERHAEUSER COMPANY 401(k) PLAN
FOR FORMER MACMILLAN BLOEDEL
HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Dollar amounts in thousands

	2002	2001
ASSETS		
Plan Interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		
Participant Directed Investments at Fair Value:		
Shares of Registered Investment Company Funds		
Vanguard 500 Index Fund	$ 2,758	$ 3,521
Vanguard Extended Market Index Fund	3,563	4,155
Vanguard Total International Stock Index Fund	283	343
Vanguard Wellesley Income Fund	2,286	2,084
Vanguard Prime Money Market Fund	32	-
Vanguard Total Bond Fund	104	-
Weyerhaeuser Company Common Stock Fund at Fair Value	127	55
Participant Directed Investments at Contract Value:		
Weyerhaeuser Stable Value Fund	2,273	2,023
Total Investments	11,426	12,181
Receivables:		
Participant Contributions	-	27
Employer Contributions	-	2
Total Receivables	-	29
Net Assets Available for Benefits	$ 11,426	$ 12,210

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY 401(k) PLAN
FOR FORMER MACMILLAN BLOEDEL
HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2002

Dollar amounts in thousands

ADDITIONS		
Contributions:		
Employer	$	256
Participant		1,089
Total Additions		1,345
DEDUCTIONS		
Net Investment Loss from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		1,437
Benefits Paid to Participants		692
Total Deductions		2,129
Net Decrease		(784)
Net Assets Available for Benefits:		
Beginning of Year		12,210
End of Year	$	11,426

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY 401(k) PLAN
FOR FORMER MACMILLAN BLOEDEL
HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2002

1. PLAN DESCRIPTION:

The following description of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Hourly Employees (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document. Prior to December 2001, the Plan's legal name was MacMillan Bloedel of America Inc. Hourly Employees' Savings Plan.

General
The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of Weyerhaeuser Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund was converted to an Employee Stock Ownership Plan. Participants may elect to have any dividends due them reinvested in Weyerhaeuser Stock or paid in cash.

Effective November 1, 1999, the Company acquired MacMillan Bloedel (U.S.A.), the parent company of MacMillan Bloedel of America Inc. and became the plan sponsor.

Eligibility
Any hourly employee of a participating group is eligible to begin participating in the Plan on a voluntary basis.

Plan Administration
The Plan is administered by the Retirement Committee consisting of certain employees of the Company. Vanguard Fiduciary Trust Company (VFTC) acts as the trustee and recordkeeper for the Plan.

Contributions
Participants may elect to contribute up to 10 percent of pretax eligible compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants at the Company's Elmira location may elect to contribute up to 100 percent of their gain sharing earnings.

The Company provides matching contributions. The possible Company matching contribution levels during 2002 are as follows:

1) 50 percent of pretax contributions on the first 6 percent of earnings, up to a maximum of $900
2) 50 percent of pretax contributions on the first 4 percent of earnings, up to a maximum of $400
3) 30 percent of the first $150 pretax contributions
4) 15 percent of pretax contributions
5) 15 percent of pretax contributions, up to a maximum of $200
6) 25 percent of pretax contributions up to $300
7) 30 percent of pretax contributions up to a maximum of $150
8) No matching

Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific group, see the summary plan description.

Vesting

Participants are fully vested in their contributions, participation contributions and the earnings thereon.

Effective January 1, 2002, all employees hired on or before January 1, 2002, who were eligible to participate in the Plan became 100 percent vested in their accounts. Employees hired after January 1, 2002 vest in the company matching contributions and the earnings thereon after six years of vesting service according to the following schedule.

Years of Vesting Service	Percent Vested
Less than two years of Service	0%
Two years of Service	20%
Three years of Service	40%
Four years of Service	60%
Five years of Service	80%
Six or more years of Service	100%

Prior to January 1, 2002, participants were fully vested in the Company matching contributions and earnings thereon after five years of service.

Years of Vesting Service	Percent Vested
Less than five years of service	0%
Five or more years of service	100%

Forfeitures may be used to reduce future Company matching contributions. In 2002, there were no forfeitures used to offset Company contributions. At December 31, 2002 and 2001, there were $23,481 and $19,380 of unallocated forfeitures, respectively.

Participant Accounts
Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

Benefits
On termination of service due to death, disability, retirement or other reasons, a participant or beneficiary will receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account.

Upon reaching age 59 ½, participants may withdraw any portion of the value of their vested interest in their accounts.

Administrative Expenses
The Company pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

Investment Options and Reallocation of Funds

Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100 percent of their and Company contributions, in 5 percent increments, in any of the eight investment options listed below. Participants are allowed to reallocate funds (make transfers) daily effective any working day of the month. Participants have the option to reallocate balances among any of the eight investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Vanguard Prime Money Market Fund (effective January 1, 2002)
Vanguard Total Bond Fund (effective January 1, 2002)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Participation in the Master Trust and Unit Accounting
All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting.

Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

Investment Risk
The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. PARTY - IN - INTEREST TRANSACTIONS:

The Master Trust invests in shares of registered investment company funds managed by an affiliate of VFTC and the Company stock. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

4. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

5. TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. GUARANTEED INVESTMENT CONTRACTS:

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cashflow protection at stated interest rates. The value of the synthetic GICs held in the Master Trust is comprised of the wrappers, bonds and common commingled trust funds totaling $(7.9) million, $16.8 million and $269.6 million as of December 31, 2002 and $(3.6) million, $25.5 million and $184.3 million as of December 31, 2001, respectively.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts for the year ended December 31, 2002 and 2001 was 5.2 percent and 5.4 percent, respectively. The aggregate interest rate for the Contracts as of December 31, 2002 and 2001 was 5.2 percent and 5.3 percent, respectively. The fair values of the Contracts exceeded the contract value by approximately $13.3 million and $8.9 million as of December 31, 2002 and 2001, respectively.

7. MASTER TRUST:

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 1.0 percent and 0.6 percent, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2002 and 2001 and the investment (loss) income for the year ended December 31, 2002:

Dollar amounts in thousands	2002	2001
Investments:		
Investments in shares of registered investment company funds and company stock at fair value		
Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,865 and $2,302, respectively	$ 503,300	$ 563,800
Vanguard 500 Index Fund	498,153	649,630
Vanguard Extended Market Index Fund	101,254	120,783
Vanguard Total International Stock Index Fund	18,762	20,716
Vanguard Wellesley Income Fund	215,502	202,160
Vanguard Prime Money Market Fund	18,734	—
Vanguard Total Bond Fund	35,652	—
Investments in Weyerhaeuser Stable Value Fund at contract value		
Traditional guaranteed investment contracts	153,894	183,149
Synthetic guaranteed investment contracts	278,448	206,162
Vanguard Prime Money Market Fund	16,416	59,438
Pending trades and other	50	(1,354)
Participant loans	1,000	1,817
Total investments	$ 1,841,165	$ 2,006,301

	2002
Investment (Loss) Income:	
Net (depreciation) appreciation in fair value of investments	
Weyerhaeuser Company Common Stock Fund	$ (35,859)
Vanguard 500 Index Fund	(157,433)
Vanguard Extended Market Index Fund	(24,186)
Vanguard Total International Stock Index Fund	(3,745)
Vanguard Wellesley Income Fund	(607)
Vanguard Total Bond Fund	601
Dividend income	36,240
Interest income	24,094
Net investment loss	$ (160,895)